# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TrueCar, Inc., CIK 0001327318
CUSIP: 89785L107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 225 Santa Monica Blvd, 12th Floor, Santa Monica, California (CA), 90401
Date of event which requires filing of this statement: 01/21/2026
Filed by CIK 0000350698
Persons authorized to receive notices and communications: C. Coleman Edmunds, 200 SW 1st Avenue, Fort Lauderdale, Florida (FL), 33301, (954) 769-6000

## Reporting persons
- AutoNation, Inc. (CIK 0000350698): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Auto Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TrueCar, Inc.
Address of issuer's principal executive offices: 225 Santa Monica Blvd, 12th Floor, Santa Monica, California (CA), 90401
Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on December 3, 2025, as amended by Amendment No. 1 to Schedule 13D filed on December 12, 2025 (as so amended, the "Schedule 13D") by the Reporting Persons relating to shares of Common Stock of the Issuer. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On January 21, 2026 (the "Closing Date"), the Issuer, Parent and Merger Subsidiary completed the previously announced transactions contemplated by the Merger Agreement, dated as of October 14, 2025, by and among the Issuer, Parent, and Merger Subsidiary. Upon the consummation of the transactions contemplated by the Merger Agreement (and on the terms and subject to the conditions set forth therein), among other things, (a) Merger Subsidiary merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as the surviving corporation and as a wholly-owned subsidiary of Parent, (b) subject to certain exceptions, each issued and outstanding share of the Common Stock of the Issuer, as of immediately prior to the effective time of the Merger (the "Effective Time"), was converted into the right to receive $2.55 in cash, without interest and (c) the Rollover Shares (as defined in the Merger Agreement) issued and outstanding immediately prior to the Effective Time were cancelled and, pursuant to the applicable rollover agreement(s), each holder of such Rollover Shares was entitled to receive shares of the common stock of Parent in respect thereof.

Auto Holdings, LLC disposed of 5,370,000 shares of the Issuer's Common Stock held by Auto Holdings, LLC in the Merger (being all of the (i) shares of the Issuer's Common Stock held by the Reporting Persons and (ii) Rollover Shares under the Merger Agreement), over which Auto Holdings, LLC may be deemed to have had voting and dispositive power, in exchange for, among other things, common stock of Parent.

The Voting and Support Agreement, dated as of December 11, 2025, entered into by Auto Holdings, LLC with the Issuer, Parent and Merger Subsidiary, terminated upon consummation of the Merger.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Rows 11 and 13 of the cover pages of this Amendment No. 2.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows 7 through 10 of the cover pages of this Amendment No. 2.
Transactions in the class effected during the past sixty days: Other than as described in the Schedule 13D and this Amendment No. 2, the Reporting Persons and the Covered Persons have not effected any transactions in Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Closing Date, the Reporting Persons ceased to beneficially own any shares of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

## Signatures
- AutoNation, Inc.: /s/ C. Coleman Edmunds, Executive Vice President, General Counsel and Corporate Secretary (01/21/2026)
- Auto Holdings, LLC: /s/ C. Coleman Edmunds, President (01/21/2026)